SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2004
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)
Form 20-F x Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes No x

EXHIBIT
LIST
Exhibit
Description
Sequential
Page Number
• Declaration of dividend no. 75,
dated 29 June 2004

Notice is hereby given that an annual ordinary dividend at the rate of 38 cents per N ordinary share and 7 cents per unlisted A ordinary share has been proposed by the directors and is payable to shareholders recorded in the books of the company at the close of business on 17 September 2004. The proposed dividends are to be confirmed at the annual general meeting to be held on 3 September 2004. An announcement confirming the proposed dividends will be made on SENS on 3 September 2004 and in the press on 4 September 2004.
In compliance with the requirements of STRATE the following dates are applicable:
2004
• Last day to trade cum dividend
Friday 10 September
• Securities start trading ex-dividend
Monday 13 September
• Record date Friday 17 September
• Payment date Monday 20 September
The dividend is declared in the currency of the Republic of South Africa.
Share certificates may not be de-materialised or re-materialised between Monday 13 September 2004 and Friday 17 September 2004, both dates inclusive.
By order of the board
G M Coetzee
Secretary
29 June 2004
Transfer Secretaries
Registered office
Ultra Registrars (Proprietary) Limited Naspers Centre
Registration number 2000/007239/07 40 Heerengracht
11 Diagonal Street Cape Town 8001
Johannesburg (PO Box 2271
(PO Box 4844, Johannesburg, 2000) Cape Town 8000)
Republic of South Africa Republic of South Africa
NASPERS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN ISIN: ZAE000015889
("the company")
DIVIDEND NUMBER 75

SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: June 29, 2004 by
/s/ Stephan J. Z. Pacak
Name: Stephan J. Z. Pacak
Title:    Director